Exhibit 99.2

Report of the Supervisory Board of Fresenius Medical Care AG & Co. KGaA for the Fiscal Year 2007

The supervisory board was again centrally engaged in the year 2007 with new acquisitions but mainly with the expansion of manufacturing capacities at home and abroad, the issue of a $ 500 million dollar bond and the expansion of the activities of the company in the area of home dialysis care.

Particulars

In the expired fiscal year, the Supervisory Board dealt intensively with the position and perspectives of the company and various special issues while performing the tasks assigned to it by statute and the Articles of Association. We regularly advised the management of the company i.e. the Managing Board of the general partner on the management of the company and supervised the management of the company. The management informed us regularly in written and oral reports, promptly and comprehensively on all material questions of company planning and strategy, the course of business, the situation of the group and the risk situation and risk management. We again reviewed, as in previous years, the business development of the companies acquired in the previous years and compared this with the plans and projections at the time of each acquisition.

Meetings

Four meetings of the Supervisory Board took place in the fiscal year 2007. No member took part in less than half of the meetings. In addition, between meetings, important or urgent information was on several occasions provided in writing or in telephone conferences. In addition, the chairman of the Supervisory Board maintained close contact between meetings with the management. Selected presentations were delegated by the management to senior executives in order to give the Supervisory Board by this means the opportunity of getting to know top management outside the Managing Board.

Principal Topics discussed by the Supervisory Board

The Supervisory Board in 2007 dealt with the expansion of production capacities, namely for dialysis machines in the St. Wendel (Saarland, Germany), Ogden (Utah, USA) and Buzen (Japan) factories and for bags for peritoneal and acute dialysis in St. Wendel. In addition, a production line for peritoneal dialysis in China was acquired. Groups of dialysis clinics or shares in such groups were acquired in Taiwan, France, the United Kingdom and in the US states of Arizona and Wisconsin as the Supervisory Board noted with approval. In the USA, the company acquired a pharmaceutical service provider, MAX Well Medical Inc., which, inter alia, examines contra-indications for prescription medicines. The largest single investment was the acquisition of Renal Solutions Inc., which creates an important technology for the expansion of home hemodialysis and which is the basis for the development of a sustainable artificial kidney. The Extracorporeal Alliance Perfusion business was divested for strategic reasons.

In the area of financing, the Supervisory Board dealt with the successful issue of the $ 500 million US dollar bond, with which existing bank loans and other short-term financial obligations were discharged. The Supervisory Board discussed the capital increase out of company funds and the share split (1:3), both of which were then passed by the ordinary General Meeting 2007. After consideration by the Supervisory Board, the preference shares of a US intermediate holding, Fresenius Medical Care Holdings, Inc., were redeemed and withdrawn and in this manner the costs of a separate stock exchange admission for these shares were saved.

The Supervisory Board again in a one and a half day strategy meeting in autumn together with the management discussed the medium and long-term perspectives of the company. The central issue was home hemodialysis, both the further development of its technological basis and the services associated with home care.

The Audit and Corporate Governance Committee

The Audit and Corporate Governance Committee held a total of four meetings and also held one video conference and several telephone conferences in the reporting year. It dealt with the annual and group financial statements, the proposed application of profits and the Report 20-F for the American Securities and Exchange Commission (SEC). The Audit and Corporate Governance Committee also discussed each of the quarterly reports with the management. Based on the Audit and Corporate Governance Committee’s recommendation, the Supervisory Board issued the instructions to the auditor of the company’s and the group’s annual financial statements and discussed and determined the main issues in the audit with him. Risk management was again several times the subject of discussion. The management reported several times on the compliance situation of the company.

Representatives of the auditor participated in all meetings of the Audit and Corporate Governance Committee and reported in each case on the audit work and the audit review of the quarterly financial statements. In 2007, the Audit and Corporate Governance Committee was again intensively concerned with the checking of the company’s internal controlling system according to the Sarbanes-Oxley Act (“SOX 404”). On February 19, 2008, the company received the unqualified audit certificate of KPMG Deutsche Treuhandgesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main for the implementation of the provisions of SOX 404 in 2007.

The Audit and Corporate Governance Committee also again checked the legal and business relations of the company with Fresenius SE and its affiliates. In that respect, it was confirmed that these relations correspond to those between unrelated third parties (at arms’ length). Accordingly, the Supervisory Board noted with approval the purchase of operating equipment from a subsidiary, Fresenius Kabi in Schweinfurt.

The Audit and Corporate Governance Committee informed the entire Supervisory Board in each case of the results of its discussions.

Joint Committee

The Joint Committee which was established according to the Articles of Association in 2006 and the approval of which is required for certain significant transactions between the company and Fresenius SE or its affiliates, did not meet in 2007.

Ad-hoc-Committee for the implementation of the share split

For the resolution on the share split, passed at the ordinary General Meeting on May 15, 2007, the Supervisory Board formed an Ad-hoc-Committee consisting of Dr. Krick, Dr. Schenk and Prof. Fahrholz. It made the decision on the amount of the capital increase from company funds and the remaining conditional capital and the relevant amendments to the Articles of Association.

Corporate Governance

At its first meeting in the fiscal year 2007, the Supervisory Board again reviewed its efficiency and the flow of information between the Managing Board of the general partner and the Supervisory Board and between the latter and the Audit and Corporate Governance Committee.

The Audit and Corporate Governance Committee also meets regularly, after its personal meetings, with representatives of the auditors in the absence of members of the Managing Board of the general partner.

At its meeting on November 15, 2007, the Supervisory Board discussed and approved the new declaration of conformity of the company pursuant to Section 161 German Stock Corporation Act (AktG) to the German Corporate Governance Code. The said declaration applies in the version of December 2007 permanently accessible on the company’s Internet site. The only exceptions from the recommendations of the Code are the (absence of) age limits for members of the Managing Board and the Supervisory Board and the remuneration of the Supervisory Board which contains no performance-oriented element.

Annual and Group Financial Statements

The bookkeeping, the annual financial statements and the management report of Fresenius Medical Care AG & Co. KGaA and the group financial statements and the group management report of Fresenius Medical Care AG & Co. KGaA for the fiscal year 2007 in each case were audited by KPMG Deutsche Treuhandgesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, auditors appointed by General Meeting resolution of May 15, 2007 and instructed by the Audit and Corporate Governance Committee of the Supervisory Board; they carry the unqualified audit certificate. The auditor’s reports were presented to the Audit and Corporate Governance Committee and the Supervisory Board.

The Audit and Corporate Governance Committee taking account of the audit report of the auditor of the annual and group financial statements and in discussion with the auditor, reviewed the annual and group financial statements and the management report and reported on same to the Supervisory Board.

The Supervisory Board reviewed the annual financial statements, the management report and the proposal for the application of the balance sheet profit, the group financial statements and the group management report, in each case for the fiscal year 2007. Even after the final outcome of its own review by the Supervisory Board, which itself like the Audit and Corporate Governance Committee, heard the representatives of the auditors of the annual and group financial statements who signed the audit report, no objections to the annual financial statements and management report of the company or against the group financial statements and group management report, arise. At its meeting on February 19, 2008, the Supervisory Board approved the annual financial statements of Fresenius Medical Care AG & Co. KGaA for 2007, presented by the general partner. At this meeting, the draft of the report pursuant to form 20-F to be filed with the Securities and Exchange Commission (SEC), which, besides other information, contains the group annual financial statements according to US GAP, was also discussed. The group financial statements according to IFRS were approved by the Supervisory Board at its meeting on March 13, 2008. The Supervisory Board also approved the general partner’s proposal for the appropriation of profit, which provides for a dividend of € 0.54 for common shares and € 0.56 for preference shares.

Dependency Report

The general partner, Fresenius Medical Care Management AG has, in accordance with Section 312 German Stock Corporation Act, prepared a report for the fiscal year 2007 on relations with affiliated companies. The report contains the concluding declaration of the general partner that the company received reasonable consideration in the course of each of the legal transactions and measures listed in the report taking account of the circumstances known to the general partner at the time the legal transactions were conducted or the measures taken or not taken and that the company was not disadvantaged by the fact that measures were taken or not taken. The Supervisory Board and the Audit and Corporate Governance Committee reviewed the report. They share the opinion of the auditor who, on February 13, 2008, certified the report as follows:

“After our conscientious audit and assessment, we confirm that (1) the statements of fact in the report are correct, (2) the consideration of the company in the course of the transactions listed in the report was not unreasonably high or that disadvantages have been compensated, (3) the measures listed in the report are not the occasion for an assessment substantially different from that of the general partner”.

The Supervisory Board thanks the members of the Managing Board of the general partner and all employees for their commitment and work contributed in 2007.

Bad Homburg v.d.H., March 13, 2008

The Supervisory Board

Dr. Gerd Krick